SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of July 2003

                             -----------------------

                        AMERICAN ISRAELI PAPER MILLS LTD.
                 (Translation of Registrant's Name into English)
                          P.O. Box 142, Hadera, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                    |X|  Form 20-F              |_|  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    |_|  Yes                    |X|  No

         Attached hereto as Exhibits 1 and 2 and incorporated herein by reference are the Registrant's proxy statement and proxy card mailed to its shareholders on or about July 7, 2003 with respect to the annual general meeting of shareholders scheduled for July 30, 2003.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         AMERICAN ISRAELI PAPER MILLS LTD.
                                         (Registrant)

                                         By:   /s/ Lea Katz
                                             ----------------------------------
                                             Name:  Lea Katz
                                             Title: Corporate Secretary

Dated:  July 7, 2003.

                                  EXHIBIT INDEX
                                  -------------

         EXHIBIT NO.        DESCRIPTION
         -----------        -----------

             1.             Proxy statement

             2.             Proxy card

                                    EXHIBIT 1
                                    ---------

[LOGO]                   AMERICAN ISRAELI PAPER MILLS LTD.
                         Industrial Zone, Hadera, Israel


                       NOTICE OF ANNUAL GENERAL MEETING OF
                    SHAREHOLDERS TO BE HELD ON JULY 30, 2003

To the Shareholders:

Notice is hereby given that the Annual General Meeting of Shareholders of American Israeli Paper Mills Limited (the "Company") will be held at the registered office of the Company, Industrial Zone, Hadera, Israel on Wednesday, July 30, 2003 at 09:30 a.m. (Israel time) for the following purpose:

1. To elect a Board of Directors.

2. To approve the 2003 remuneration of the Directors.

3. To reappoint Kesselman & Kesselman as the auditors of the Company for 2003.

4. To approve the compensation of the Chairman of the Company's Board of Directors.

5. To approve insurance coverage of Officers' and Directors' liability.

In addition, at the meeting the Company's shareholders will be requested to consider the reports of the Company's directors and auditors and the Company's consolidated financial statement for the fiscal year ended December 31, 2002.

Only the shareholders of record at the close of business on July 16, 2003 are entitled to notice of, and to vote at, the Annual General Meeting of Shareholders. Each shareholder is entitled to appoint a proxy to attend and vote in his or her stead. If the meeting is postponed, it will be held on August 6, 2003 at the same time and place.

Shareholders who do not plan to attend the Annual General Meeting are requested to complete, sign, date, and promptly return the enclosed proxy in the enclosed envelope. No postage is required for mailing in the United States. Only proxies which are received at the offices of the Company or its designated representatives at least 48 hours prior to the meeting will be voted at the meeting and at any adjournment thereof.

                                           By Order of the Board of Directors
                                                       Lea Katz
                                                 Corporate Secretary

Hadera, Israel
July 7, 2003

[LOGO]                   AMERICAN ISRAELI PAPER MILLS LTD.
                         Industrial Zone, Hadera, Israel


                                 PROXY STATEMENT
                                ----------------

This proxy statement is furnished to the holders of Ordinary Shares of American Israeli Paper Mills Limited (the "Company") in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual General Meeting of Shareholders (the "Meeting") to be held on July 30, 2003 or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke their proxies at any time before the effective exercise thereof at the Meeting or at any adjournment thereof.

This proxy statement and the enclosed proxy are being mailed to shareholders on or about July 7, 2003.

Only shares held of record at the close of business on July 16, 2003, the record date, may be voted at the Meeting. As of the date hereof, there were 3,938,716 ordinary shares, par value NIS 0.01 per share ("Ordinary Shares") of the Company outstanding. Each Ordinary Share is entitled to one vote with respect to each of the matters to be voted on at the Meeting.

Two or more holders of an aggregate of one quarter of the outstanding Ordinary Shares present at the Meeting in person or by proxy and entitled to vote will constitute a quorum at the Meeting or at any adjournment thereof.

            PRINCIPAL SHAREHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT

The following tables set forth certain information with respect to Ordinary Shares of the Company which, to the Company's knowledge, were owned beneficially, as of May 31, 2003, by (i) all those persons who were the beneficial owners of more than 5% of such outstanding shares; (ii) all officers and directors of the Company as a group; and (iii) each director and nominee to become a director of the Company.


                                                                                           AMOUNT
                                                                                         BENEFICIALLY         PERCENT
NAME AND ADDRESS:                                                                       OWNED DIRECTLY        OF CLASS
PRINCIPAL SHAREHOLDERS:                                                                 OR INDIRECTLY*       OUTSTANDING
            Clal Industries and Investments Ltd. ("Clal"), 3 Azrieli Center,
            the Triangle Building, Tel Aviv, Israel ................................      1,292,769(1)           32.82%
            Discount Investment Corporation Ltd. ("DIC"), 3 Azrieli Center,
            the Triangle Building, Tel Aviv, Israel ................................        730,565(1)           18.55%
            Michael Dorsman, 20 Shlonski St., Tel Aviv, Israel .....................        455,150              11.55%

               All officers and directors as a group ...............................             **                 **

                                                                                           AMOUNT
                                                                                         BENEFICIALLY         PERCENT
DIRECTORS:                                                                              OWNED DIRECTLY        OF CLASS
                                                                                        OR INDIRECTLY*       OUTSTANDING

            Michael Dorsman ........................................................             **                 **
            Amos Mar-Haim ..........................................................             **                 **
            Leon Recanati ..........................................................             **                 **
            Shmuel Rotem ...........................................................             **                 **
            Meir Shannie ...........................................................             **                 **
            Yaacov Yerushalmi(2) ...................................................             **                 **


----------

* Beneficial ownership is based on shared voting and dispositive power over the securities listed in the table.

** The officers and directors of the Company beneficially own an aggregate of less than 1% of the Company's outstanding Ordinary Shares, except for Michael Dorsman whose holdings are described above.

1 IDB Holding Corporation Ltd. ("IDBH") is the parent of IDB Development Corporation Ltd. ("IDBD"), which, in turn, is the parent of DIC and Clal. IDBH, IDBD, Clal and DIC are public companies traded on the Tel Aviv Stock Exchange.

     On May 19, 2003, private companies controlled by Oudi Recanati, Leon Y. Recanati, Judith Yovel Recanati and Elaine Recanati completed a sale of all of the shares of IDBH held by them, constituting approximately 51.7% of the outstanding share capital of IDBH, to a group comprised of: (i) Ganden Investments I.D.B. Ltd. ("Ganden"), a private Israeli company controlled by Nochi Dankner and his sister, Shelly Dankner-Bergman, which, following this transaction, holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments-IDB Ltd. ("Manor"), a private Israeli company controlled by Ruth Manor, which, following this transaction, holds 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments
     (2002) Ltd. ("Livnat"), a private Israeli company controlled by Avraham Livnat, which, following this transaction, holds 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023.

     Nochi Dankner is Chairman of IDBH, IDBD, Clal and DIC. Shelly Dankner-Bergman, Isaac Manor (the husband of Ruth Manor), Dori Manor (the son of Isaac and Ruth Manor) and Zvi Livnat (the son of Avraham Livnat) are directors of each of IDBH, IDBD, Clal and DIC.

2    Yaacov Yerushalmi is also the Chairman of the Board.

In 1980, DIC and Clal agreed, for a period of ten years (subject to renewal for an additional ten year period), to coordinate and pool their voting power in the Company in order to appoint an equal number of each party's nominees to the Board of Directors of the Company, and in order to elect their designees to the Board's committees. They also agreed to vote en bloc at General Meetings of the Company's shareholders on the subject of dividend distributions. This agreement has been extended until 2010.

                                     REPORTS

At the Meeting, the shareholders will consider reports of the Company's Directors and Auditors and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2002, all of which are set forth in the Company's Annual Report. Shareholders will not be requested to take any action at the Meeting with respect to such reports or financial statements.

                      SHAREHOLDER RETURN PERFORMANCE GRAPH

The following graph compares the yearly percentage change in cumulative total shareholder return, assuming dividend reinvestment, of the Ordinary Shares, the S & P 500 Index and the S & P Paper Products Group Index, for the five year period ending December 31, 2002, assuming that the value of the investment in the Ordinary Shares and each in index was $100 on December 31, 1997 and that all dividends were reinvested:


                                                TOTAL RETURN TO SHAREHOLDERS
                                            (INCLUDES REINVESTMENT OF DIVIDENDS)


                                                                          ANNUAL RETURN PERCENTAGE
                                                                                YEARS ENDING

      COMPANY / INDEX                                       DEC 98     DEC 99     DEC 00     DEC 01     DEC 02
      --------------------------------------------------------------------------------------------------------
      AMERICAN ISRAELI PAPER MILLS LTD                      -12.43     126.68       8.70     -34.15     -21.69
      S&P 500 INDEX                                          28.58      21.04      -9.10     -11.89     -22.10
      S&P 500 PAPER PRODUCTS                                  1.14      35.50      -9.75       0.86     -17.25



                                                                            INDEXED RETURNS
                                                                             YEARS ENDING
                                                 BASE
                                                PERIOD
      COMPANY / INDEX                           DEC 97      DEC 98     DEC 99     DEC 00     DEC 01     DEC 02
      --------------------------------------------------------------------------------------------------------
      AMERICAN ISRAELI PAPER MILLS LTD           100         87.57     198.51     215.79     142.11     111.28
      S&P 500 INDEX                              100        128.58     155.63     141.46     124.65      97.10
      S&P 500 PAPER PRODUCTS                     100        101.14     137.05     123.69     124.75     103.24


                     PROPOSAL NO. 1 - ELECTION OF DIRECTORS

At the Meeting, six directors are to be elected. In accordance with the Articles of Association of the Company and the Israeli Companies Law (effective as of February 1, 2000), all the directors of the Company retire from office at the Annual General Meeting, except for External Directors who are entitled, after they are appointed, to a position on the Board of Directors without further action by shareholders.

Under the Israeli Companies Law, the Company is required to have at least two External Directors as members of its Board of Directors. An External Director may not have any financial or other substantial connection with the Company and must be elected at the General Meeting of Shareholders. The External Directors are elected for a three-year term, which may be extended for three additional years. External Directors who were elected before February 1, 2000 may serve for up to five years.

Ms. Miri Lent-Sharir and Mr. Aviezer (Gezi) Kaplan were elected as the External Directors of the Company as of January 25, 2000 and December 20, 2001, respectively. Ms Miri Lent-Sharir is a business woman. Until November 2000, she was Assistant to the General Manager for Special Projects of Housing and Construction Holding Ltd. Until August 1998, she was the Deputy General Manager of Ampal American Israel Corporation and a director of companies in the Ampal Group. She also serves on the Company's audit committee. Mr. Aviezer (Gezi) Kaplan is the Chief Executive Officer and a director of Tivall (1993) Ltd., the Deputy Managing Director of the Osem group, the Chairman of the Boards of Sabra Salad Food Industries (1985) Ltd., Ostiv Ltd. and Of Tov Products (2001) Ltd., and a director of Beit-Hashita Assis Food Industries Limited Partnership. He also serves on the Company's audit committee.

During 2002, the Board of Directors met six times, and the audit committee met four times. Each director attended at least 75% of the Board meetings held during 2002 and each member of the audit committee attended at least 75% of the audit committee meetings held during 2002, except for Mr. Dorsman and Ms. Lent-Sharir.

The audit committee, the appointment of which is required by the Israeli Companies Law, engages in the Company's internal audit affairs. The Company does not currently have a nominating committee nor a compensation committee.

The Articles of Association of the Company provide that any director may, by written notice, appoint any person who is approved by the directors to be an alternate director and to act in his place and to vote at any meeting at which he is not personally present. The alternate director is entitled to notice of Board meetings and he will be remunerated out of the remuneration of the director appointing him. The alternate director shall vacate office if and when the director appointing him vacated his office as director, or remove him from office by written notice.

The persons named in the table below are eligible for election and agreed to be elected as directors of the Company, each to hold office until the next Annual General Meeting and until their successors are duly elected. All of these persons are presently directors of the Company and, were previously elected as directors by the Company's shareholders at the most recent Annual General Meeting of the Company's shareholders. The Board recommends that such persons be elected as directors of the Company until the next Annual General Meeting of the Company's shareholders and until their successors are duly elected.


                                                                                                     DIRECTOR
NAME                              PRINCIPAL OCCUPATION AND BUSINESS EXPERIENCE          AGE            SINCE
Michael Dorsman.........       Businessman and director of various companies.            38            1999

Amos Mar-Haim(1)........       Director of various companies; formerly Vice              65            1984
                               Chairman of the Israeli Corporation Ltd.

Leon Recanati...........       Chairman of Clal and DIC until May 2003; Chief            55            1988
                               Executive Officer (until February, 2003) and
                               Chairman (until May 2003) of IDBH.

Shmuel Rotem(1).........       Vice Chairman of the Board of the Company since           77            1979(2)
                               1991; Director of various companies.

Meir Shannie............       General Manager of Clal until June 9, 2003;               58            2001
                               Director of various companies.

Yaacov Yerushalmi.......       Chairman of the Board of the Company since                61            1998
                               January 1999, Chief Executive Officer of the
                               Company from June 1990 until April 2003.

----------------

(1)  Member of the Audit Committee.
(2)  Except for June 1995 - August 1995.

                    PROPOSAL NO. 2 - REMUNERATION OF DIRECTOR

At the Meeting, the shareholders will be requested to approve the 2003 remuneration of the Company's directors, including the External Directors. Pursuant to regulations under the Israeli Companies Law, all directors of the Company, including the External Directors, must receive the same annual compensation, which must be between New Israeli Shekels ("NIS") 28,561 and NIS 46,407, plus an additional fee for each meeting attended which must be between NIS 1,005 and NIS 1,785. The Board recommends that the remuneration for the year 2003 of each director, including the External Directors, be fixed at NIS 39,000 plus an additional NIS 1,500 for each meeting attended.

Each of the management personnel of the Company and its subsidiaries and affiliated companies (together, the "Group") is a party to a management services contract with the Company, which sets forth his or her salary. The management services contract may be terminated by the Company at any time, upon notice of not less than one month nor more than three months.

The aggregate amount of remuneration paid to all directors and senior officers of the Company as a group (15 persons) for services provided by them to the Company during 2002 was approximately NIS 7,108,000 (approximately $1,500,000). The aggregate amount set aside for pension, retirement or similar benefits for all directors and officers of the Company as a group for services provided by them to the Company during 2002 was approximately NIS 697,000 (approximately $147,000).

In January 1998, the Company's Board of Directors approved a stock option plan, pursuant to which options for Ordinary Shares were allocated to senior officers of the Company and its subsidiaries, including 32,000 options to the Company's Chief Executive Officer, in three annual installments. The plan was approved at the Company's Annual General Meeting of Shareholders in February 1998.

In 1998, 52,833 options were granted to senior officers under this plan. In 1999, 51,335 options shares were granted under this plan and in 2000 51,335 options were granted under this plan.

In April 2001, the Board of Directors of the Company adopted a new stock option plan under which options to purchase a total of 194,300 Ordinary Shares may be granted to senior officers of the Company and certain other companies within the Group. All of the options were granted in July 2001. Each option is exercisable to purchase one Ordinary Share. The options vest in four equal annual installments. The vesting period of the first installment is two years after the date of grant of the option, and the next three installments vest on the third, fourth and fifth anniversaries of the date of grant. Each installment is exercisable for a period of two years after the vesting date of such installment.

                    PROPOSAL NO. 3 - APPOINTMENT OF AUDITORS

At the Meeting, the shareholders will be requested to reappoint the firm of Kesselman & Kesselman, Certified Public Accountants (Israel), to serve as auditors of the Company for 2003. Kesselman & Kesselman, which are members of PricewaterhouseCoopers International Limited, have served as auditors of the Company for several years and are considered by the Company's management to be well qualified.

One or more representatives of Kesselman & Kesselman will be present at the Meeting, will have an opportunity to make a statement, and will be available to respond to appropriate questions.

The auditors received approximately NIS 900,000 (approximately $200,000) for services rendered by them to the Company for fiscal year 2002.

The Board recommends that the firm of Kesselman & Kesselman be re-appointed to serve as auditors of the Company for 2003.

     PROPOSAL NO. 4 - COMPENSATION OF THE CHAIRMAN OF THE BOARD OF DIRECTORS

At the Meeting, the shareholders will be requested to approve the compensation of Mr. Yaacov Yerushalmi, the Chairman of the Board of the Company. The Board recommends that the remuneration of the Chairman include a monthly salary of NIS 88,000 (approximately $20,000, based on the exchange rate of the NIS against the U.S. dollar as of the date hereof), linked to the Israeli Consumer Price Index, plus the Company's customary employee benefits.

The foregoing compensation, if approved by the Company's shareholders at the Meeting, will be paid under the Chairman's employment agreement with the Company, which will be amended to reflect the following:

The agreement regarding the employment of the Chairman will end on March 1, 2007 ("retirement date"). Each of the Company and the Chairman will have the right to terminate the employment agreement prior to the foregoing date by giving the other party a 180-day prior notice, provided that the Chairman may not give notice of termination of the employment agreement prior to March 1, 2005. If the Chairman's employment is terminated by the Company or if he resigns, the Chairman will have the right to receive (i) all rights relating to a managers' insurance policy maintained for him by the Company and (ii) all severance monies and other amounts paid for him by the Company to various funds. If the Chairman's employment is terminated by the Company or if he resigns as a result of a demotion in his responsibilities without his consent, the Chairman will have the right to continue receiving all payments and other benefits payable to him under the employment agreement until his retirement date.

In addition, upon the termination of employment of the Chairman he will have the right to receive a payment in an aggregate amount equal to one-month's salary for each year in which he was employed by the Company and an additional $300,000, as a bonus in respect of the establishment by him of strategic partnerships. All other terms of the Chairman's employment agreement as currently in effect shall remain unchanged.

    PROPOSAL NO. 5 - APPROVAL OF OFFICERS' AND DIRECTORS' LIABILITY INSURANCE

According to the Israeli Companies Law, the Company may its officers and directors with respect to liability to which they may become subject as a result of any act conducted by them in their capacity as the Company's officers or directors, subject to the approval of the Company's shareholders at a General Meeting. The Company intends to continue to insure its officers and directors in a coverage similar to that used in previous years. The premium of such insurance for the period of June 1, 2003 through May 31, 2004 will be approximately $85,000. The Board of Directors recommends that the shareholders approve such insurance.

                                     GENERAL

A properly executed proxy in the enclosed form will be voted in accordance with the instructions thereon. If no instructions are given, it is the intention of the persons named in the proxy to vote (i) to elect the slate of directors set forth in this proxy statement, (ii) to approve the 2003 remuneration of the Directors, (iii) to reappoint Kesselman & Kesselman as auditors of the Company,
(iv) to approve the compensation of the Chairman of the Board, and (v) to approve liability insurance coverage of the Company's officers and directors.

The Board of Directors is not aware of any matters other than the foregoing proposals that will be presented for consideration at the Meeting. However, if other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote thereon in accordance with their judgment.

The entire costs of soliciting proxies for the Meeting will be borne by the Company. Proxies will be solicited by mail and may be solicited personally by directors, officers and other employees of the Company who will not be compensated for such services. At the Company's expense, it has retained American Stock Transfer and Trust Company, its transfer agent and registrar in the U.S., for the solicitation of proxies. In addition, brokerage houses and other custodians, nominees and fiduciaries holding Ordinary Shares of record but not beneficially, may be requested, at the Company's expense, to forward proxy materials to the beneficial owners thereof.


                                           By Order of the Board of Directors
                                                       Lea Katz
                                                 Corporate Secretary

Hadera, Israel
July 7, 2003

                                    EXHIBIT 2

                        AMERICAN ISRAELI PAPER MILLS LTD.
                                                                           PROXY
--------------------------------------------------------------------------------
                             ANNUAL GENERAL MEETING
                THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

         The undersigned shareholder of American Israeli Paper Mills Ltd. hereby appoints YAACOV YERUSHALMI, or failing him, LEA KATZ, or failing her, ISRAEL ELDAR as the undersigned's proxy, to vote all the shares of American Israeli Paper Mills Ltd. which the undersigned would be entitled to vote, at the Annual General Meeting of the Company to be held in Hadera, Israel on July 30, 2003 and any adjournment thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. UNLESS OTHERWISE SPECIFIED, THE SHARES WILL BE VOTED "FOR" PROPOSALS 1 THROUGH 5.


                                (SEE OTHER SIDE)

                 PLEASE DETACH AND MAIL IN THE ENVELOPE PROVIDED

A |X| Please mark your votes as in this example

1.       ELECTION OF DIRECTORS

         FOR ALL NOMINEES LISTED BELOW                              |_|
         (except as marked to the contrary below)


         WITHHOLD AUTHORITY                                         |_|
         to vote for all nominees listed below


INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE, STRIKE A LINE THROUGH OR OTHERWISE STRIKE THE NOMINEE'S NAME IN THE LIST BELOW:


NOMINEES: Michael Dorsman, Amos Mar-Haim, Leon Recanati, Shmuel Rotem, Meir Shannie, Yaacov Yerushalmi.

2.       PROPOSAL TO APPROVE THE 2003 REMUNERATION OF THE BOARD OF DIRECTORS

                  FOR                      |_|
                  AGAINST                  |_|
                  ABSTAIN                  |_|

3.       PROPOSAL TO REAPPOINT KESSELMAN & KESSELMAN AS THE COMPANY'S AUDITORS
         FOR 2003

                  FOR                      |_|
                  AGAINST                  |_|
                  ABSTAIN                  |_|

4. PROPOSAL TO APPROVE THE COMPENSATION OF THE CHAIRMAN OF THE COMPANY'S BOARD OF DIRECTORS

                  FOR                      |_|
                  AGAINST                  |_|
                  ABSTAIN                  |_|

5.       PROPOSAL TO APPROVE INSURANCE COVERAGE OF OFFICERS' AND DIRECTORS'
         LIABILITY

                  FOR                      |_|
                  AGAINST                  |_|
                  ABSTAIN                  |_|

          PLEASE DATE, SIGN AND MAIL PROMPTLY IN THE ENCLOSED ENVELOPE.

SIGNATURE(S):                                            DATE:
             ---------------------------                       ---------------


      SHAREHOLDER'S SIGNATURE. PLEASE SIGN NAME EXACTLY AS IMPRINTED ABOVE.

NOTE: IF SIGNING AS ADMINISTRATOR, EXECUTOR, CUSTODIAN, TRUSTEE OR OTHER FIDUCIARY, PLEASE ADD YOUR TITLE AS SUCH.